CARTER LEDYARD & MILBURN LLP
COUNSELORS AT LAW

28 Liberty Street

41st Fl.

NEW YORK, NY 10005-2072

October 18, 2023

The Bank of New York Mellon

as Trustee of FT 11075

240 Greenwich Street, 8 East

New York, New York 10286

Attention:	Rosalia A. Koopman Managing Director

Re: FT 11075

Ladies and Gentlemen:

We are acting as special counsel with respect to New York tax matters for the unit investment trust or trusts included in the series identified as FT 11075 (each, a "Trust"), which will be established under a certain Standard Terms and Conditions of Trust dated September 7, 2022 and a related Trust Agreement dated as of today (collectively, the "Indenture") among First Trust Portfolios, L.P., as Depositor (the "Depositor"), First Trust Advisors L.P., as Portfolio Supervisor, and The Bank of New York Mellon, as Trustee (the "Trustee"). Pursuant to the terms of the Indenture, units of fractional undivided interest in the Trust (the "Units") will be issued in the aggregate number set forth in the Indenture.

We have examined and are familiar with originals or certified copies, or copies otherwise identified to our satisfaction, of such documents as we have deemed necessary or appropriate for the purpose of this opinion. In giving this opinion, we have relied upon the two opinions, each dated today and addressed to the Trustee, of Chapman and Cutler LLP, counsel for the Depositor, with respect to the factual assumptions and the matters of law set forth therein. We have assumed that the assets of the Trust will consist, in part, of shares of regulated investment companies within the meaning of Section 851 of the Internal Revenue Code of 1986, as amended (a "RIC") the assets of which will include interest-bearing obligations issued by or on behalf of the State of New York or political subdivisions thereof or United States possessions, the interest on which is excludable from gross income for federal income tax purposes and from taxable income for purposes of the personal income tax imposed by Article 22 of the New York State Tax Law and the personal income tax imposed by the City of New York under Section 11-1701 of the Administrative Code of the City of New York (collectively, the "New York Tax-Exempt Bonds"). This opinion does not address the taxation of persons other than Unit holders who are full-time residents of New York State and New York City.

Based upon the foregoing, we are of the opinion that:

1. The Trust will not constitute an association taxable as a corporation under the relevant tax laws of the State and City of New York, and accordingly will not be subject to the New York State franchise tax (New York State Consolidated Laws Chapter 60, Article 9-A) or the New York City general corporation tax (New York Administrative Code Title 11, Chapter 6, Subchapter 2).

2. Under the income tax laws of the State and City of New York, the income of the Trust will be considered the income of the holders of the Units. Exempt-interest dividends attributable to interest on the New York Tax-Exempt Bonds that are paid by the RICs to the Trust, which are excluded from federal adjusted gross income, are also excluded from New York adjusted gross income of Unit holders who are full-time residents of New York State and New York City.

We consent to the filing of this opinion as an exhibit to the Registration Statement (No. 333-274618) filed with the Securities and Exchange Commission with respect to the registration of the sale of the Units and to the references to our name in such Registration Statement and the prospectus included therein.

Very truly yours,

/s/ CARTER LEDYARD & MILBURN LLP